UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9328

ECOLAB INC.

(Exact name of registrant as specified in its charter)

370 Wabasha Street North

Saint Paul, Minnesota 55102

1-800-232-6522

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Ecolab Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 15, 2013	By:	/s/ Michael C. McCormick
Michael C. McCormick
Assistant Secretary

(1)                                The Preferred Stock Purchase Rights (the "Rights") expired on December 31, 2012 pursuant to the terms of the Amended and Restated Rights Agreement, dated as of February 14, 2006, as amended May 3, 2012 and December 6, 2012, between Ecolab Inc. and Computershare Trust Company, N.A., successor Rights Agent to Computershare Investor Services, LLC.  Ecolab Inc. initially filed a Form 8-A to register the Rights on February 28, 2006, which was amended on May 7, 2012 and  December 7, 2012.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.